Prudential Financial, Inc. 751 Broad Street Newark, New Jersey 07102

September 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Office of Finance

Re:  Comment Letter dated August 5, 2025 regarding

Prudential Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

File No. 001-16707

Ladies and Gentlemen:

Prudential Financial, Inc. (the “Company”, “we” or “our”) is in receipt of the comment letter referenced above regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2025. We have endeavored to respond fully to your comments. For ease of reference, the headings and paragraphs below correspond to the headings and comments in the comment letter, with the Staff’s comments presented in bold italicized text, followed by our response to each comment.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 1. Business, page 1

1.

We note your response to prior comment 1. Please tell us what information is provided to management at the consolidated and segment level, if any, related to your US GAAP revenue recognized for each period presented. Please tell us how your current disclosure allows an investor to clearly understand the key products and/or services that represent your material revenue-generating activities in accordance with Item 101 of Regulation S-K. Alternatively, please revise future filings to provide this information, including quantified information to the extent available and relevant for a more complete understanding of your performance.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that management does not receive U.S. GAAP revenue information at the discrete financial statement line item-level (e.g., premiums, net investment income, etc.); however, management is provided with discrete financial statement line item information related to revenues recognized on an adjusted operating income (“AOI”) basis at the consolidated and segment level. This information is consistent with what the Company discloses within the Segment Information Footnote included in the consolidated financial statements in its Form 10-Q/K filings, as well as in other disclosures the Company makes publicly available to investors. Details about the information that is regularly provided to management are included in the Company’s response to comment 2 below.

We believe our current level of disclosure in Item 1. Business for each of the Company’s segments provides an investor with appropriate detail regarding the nature of products sold, the various distribution channels and market segments utilized in each segment, as well as the competitive landscape for each segment. In addition, we believe our disclosures regarding the generation of revenues and profitability provide an investor with a clear understanding of the key sources of revenues for each segment, which include premiums and investment income for our retirement and insurance-based businesses, and asset management fees for our PGIM segment. It is our belief, therefore, that these disclosures of key revenue items, in conjunction with the attributions provided within the segment MD&As, provide investors with “information material to an understanding of the business taken as a whole,” including a clear understanding of the key products and/or services that represent our material revenue-generating activities, as required and contemplated by Item 101 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

2.

We note your response to prior comment 1 and your statement that product-level information is not provided to management at the discrete financial statement line item level. Please tell us what product-level information is provided to management at the consolidated and segment level, if any, related to revenue recognized under US GAAP. Please tell us how you considered whether this information or related product information should be disclosed in accordance with Item 303 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the following table sets forth the product type-level information that is regularly provided to management at the segment level (no similar information is provided to management at the consolidated level):

Segment	Information Provided to Management at the Product Type Level	Existing 10-Q/K Disclosure

PGIM	Flows Assets Under Management	Yes, MD&A

Institutional Retirement Strategies	Sales Account Values	No

Individual Retirement Strategies	Sales Account Values	No

Group Insurance	Annualized New Business Premiums	Yes, MD&A

Individual Life Insurance	Annualized New Business Premiums	Yes, MD&A

International Businesses	Annualized New Business Premiums	Yes, MD&A

In consideration of the foregoing, we acknowledge that the Sales and Account Values disclosed in both our Institutional Retirement Strategies segment and our Individual Retirement Strategies segment are each disclosed in the aggregate and thus we advise the Staff that we will revise future filings, commencing with our next Form 10-Q, to include Sales and Account Values at the product type-level for each of these segments. We will also include a specific cross-reference in future 10-K filings to these MD&A disclosures in the relevant Business section product disclosures to assist investors in connecting this information.

Consolidated Results of Operations, page 57

3.

We note your response to prior comment 1. Please revise future filings to provide appropriate discussion and analysis of material revenue amounts and line-items (e.g., premiums) recognized each year and material changes from period to period at the consolidated level. Your discussion can include all information needed to allow an investor to understand any relevant offsetting amounts in other financial statement line-items. Refer to Item 303 of Regulation S-K for guidance.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we will revise future filings as requested, commencing with our next Form 10-Q, to include expanded MD&A tabular disclosures for the Consolidated Results of Operations MD&A line items consistent with the Company’s Consolidated Statement of Operations, as well as to include appropriate discussion and analysis by line item of material revenue and expense amounts.

Retirement Strategies - Adjusted Operating Income, page 75

4.

We note your response to prior comment 2. Please tell us whether you recognize in future periods any of the change in the fair value of the embedded derivative associated with future projected renewals that is excluded in the current period adjusted operating income.

In other words, please clarify if the initial adjustment is subsequently “amortized” back into adjusted operating income.

Response:

We acknowledge the Staff’s comment and confirm that the initial adjustment is not subsequently amortized back into AOI in any future renewal period(s).

General

5.

We note your response to prior comment 3. Please tell us the items included in Projected Core AOI that are not included in Projected AOI as used on slide 9 in the 4Q24 Prudential Financial, Inc. Earnings Conference Call Presentation included in the Investor Relations section of your web-site.

Response:

We acknowledge the Staff’s comment and respectfully note that, on a forward-looking projection basis, there is no difference between AOI and Core AOI. The differences between the two are determined after the fact, on a historical basis once results are known, at which point the calculation of Core AOI from AOI demonstrates where and how reported AOI deviated from our pre-period projection of AOI. The relevant adjustments used to calculate Core AOI cannot be estimated before a period is complete and actual results are known.

Core AOI for a period represents AOI adjusted for the following: (1) the impact of the annual review and update of actuarial assumptions and other refinements, (2) returns on alternative investment income above/(below) average expectations, (3) underwriting experience above/(below) average expectations, and (4) (higher)/lower than expected expenses and other items.

With respect to the first adjustment, the amount is the actual amount attributable to the assumption update recorded during the relevant period, which is then recognized on a historical basis; we do not project for any adjustment. With respect to the other three, the amount of the adjustment equals the amount by which actual results for a historical period deviated from management’s expectations. Therefore, the amount for each, if any, can similarly be calculated only on a historical basis.

6.

We note your response to prior comment 3. Please explain to us in more detail how the adjustment related to annual premium seasonality is calculated. Specifically, clarify if this adjustment shifts a portion of US GAAP revenue to other periods in the year and/or whether this adjustment results in a different amount of total revenue recognized over the year.

Response:

We acknowledge the Staff’s comment and respectfully note that our International Businesses typically generate higher premium income in the first quarter of each year compared to other quarters, primarily driven by comparatively higher sales of annual recurring pay products.

These premiums tend to be lower in the remainder of the year. The adjustment related to annual premium seasonality, which is based on our historical experiences, shifts a portion of first quarter U.S. GAAP revenue to other quarters within in the year, but has no impact on full-year results. This adjustment does not result in a different amount of total revenue recognized between years.

7.

Please refer to prior comment 3. Adjustments related to actual financial results above/(below) management’s expectations substitute an individually tailored recognition and measurement method for those of GAAP which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G. Please remove these adjustments from your non-GAAP financial measures included in Earnings Conference Call Presentations.

Response:

The Company acknowledges the Staff’s comment and, notwithstanding its continued belief that the calculation and presentation of Core AOI is not misleading and is useful to investors, has determined that, beginning with the release of third quarter financial results, we will no longer present Core AOI in our Earnings Conference Call Presentation. We will continue to provide investors with enhanced transparency and clarity regarding the Company’s operating results, including as compared to management’s expectations, set forth on Exhibit A hereto.

*  *  *

We appreciate the opportunity to respond to your comments. If you have any questions or require additional information, we would appreciate the opportunity to discuss these matters with you. If you wish to contact us directly, please feel free to call Brian Spitser, the Company’s Chief Disclosure Counsel, at (973) 802-7848, or me at (973) 802-2220.

Sincerely,

/s/ Robert E. Boyle

Robert E. Boyle

Senior Vice President and Principal Accounting Officer

Cc:    Yanela C. Frias, Executive Vice President, Chief Financial Officer

   Ann M. Kappler, Executive Vice President, General Counsel and Head of Corporate Affairs

EXHIBIT A 2Q25 ADJUSTED OPERATING INCOME AND VARIANCES BY BUSINESS (1) Variances Adjusted Total Alternative Operating Assumption Expenses & Variances Investment Underwriting (3) Income Update Other (2) ($ millions, except per share amounts) Income PGIM $229 - - - - $0 Institutional Retirement $396 (32) (30) 5 - ($57) Strategies Individual Retirement $326 (81) (5) - (15) ($101) Strategies Group Insurance $125 11 - 25 5 $41 Individual Life $108 58 (5) (5) 10 $58 International $761 (2) (10) 10 (20) ($22) Corporate & Other ($280) - (10) - 155 $145 (4) Total Pre-Tax $1,665 ($46) ($60) $35 $135 $64 (4) Total After-Tax Per Share $3.58 ($0.10) ($0.13) $0.08 $0.27 $0.12 (1) Reflects variances from the Company’s pre-period expectations included within the Company’s reported results, including Adjusted Operating Income. (2) Alternative investment income includes the adjusted operating income of the GA Portfolio’s interests in private equity, hedge fund, and real estate-related investments, as well as real estate investments held through direct ownership, and excludes the results from those interests held by Divested Businesses and third parties that have been consolidated on the Company’s balance sheet. (3) Individual Retirement Strategies reflects lower earnings from joint venture investments. Group Insurance and Individual Life reflect lower than typical expenses. International includes seasonally lower annual premiums, partially offset by higher earnings from joint venture investments. Corporate & Other reflects lower than typical expenses, related to timing and a reduction in legal reserves. Corporate & Other now expects full year 2025 loss of $1.6 billion. Total After-Tax Per Share includes ($0.02) for higher effective tax rate in the quarter. (4) See Appendix for reconciliation of non-GAAP measures Adjusted Operating Income and Adjusted Operating Income Per Share to the most comparable GAAP measures. 1 1